Orckit-Corrigent Successfully Demonstrates Full Product Line Interoperability at Carrier Ethernet World’s Industry-Wide Testing Event

Leading Carrier Ethernet + Transport Networking Vendor Able
To Implement IP/MPLS and MPLS-TP Interoperability on Same CM-4000 Platform

Tel-Aviv, Israel – September 20, 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced it has successfully participated in the Carrier Ethernet World Congress multi-vendor interoperability testing event, organized by the European Advanced Networking Test Center (EANTC). Orckit-Corrigent participated with its full CE+T product portfolio, including the CM-4314, CM-4206, CM-4140, CM-11, and CM-View Network Management System. The solution interoperability tests focused on IP/MPLS and MPLS-TP technologies, and Operation Administration and Maintenance (OAM) and synchronization capabilities.

Orckit-Corrigent’s CM-4000 metro aggregation switches, part of the company’s CE+T solution, are designed to deliver packet-based services and to help telecommunication service providers migrate their existing TDM traffic to the fast growing, data-oriented, Carrier Ethernet networks. This makes interoperability between Orckit-Corrigent’s products and other vendor systems crucial.

“We are particularly pleased to see Orckit-Corrigent participate in EANTC’s interoperability event in such a comprehensive manner, demonstrating a wide set of interoperability tests across their entire product portfolio,” said Carsten Rossenhoevel, Managing Director at European Advanced Networking Test Center (EANTC). “As Carrier Ethernet networks continue to evolve, telecommunication operators require interoperability in their selected solutions.”

Orckit-Corrigent’s CM-4000 product portfolio was a single platform at the industry-wide testing event to demonstrate IP/MPLS and MPLS-TP interoperability.

“Orckit-Corrigent is pleased to continue its participation in the important EANTC events and to demonstrate this time dual stack IP/MPLS and MPLS-TP interoperability together with OAM and synchronization capabilities. Our continuous investment in interoperability is important for demonstrating our value proposition to our customers and prospects,” said Mr. Sharon Mantin, VP Marketing at Orckit-Corrigent. “Specifically, our dual stack IP/MPLS and MPLS-TP solution, and inherent interoperability between the IP/MPLS domain and MPLS-TP domain, offers service providers with many short- and long-term benefits, including the flexibility to select IP/MPLS and/or MPLS-TP according to specific application, region, or even LSP. In addition, dual stack IP/MPLS and MPLS-TP creates a broader gateway between existing IP/MPLS deployments and emerging MPLS-TP deployments.” Mr. Mantin concluded.

Not only did the company demonstrate full IP/MPLS and MPLS-TP interoperability within the CM-4314 product, but the MPLS-TP demonstration included 1:1 LSP protection and the IP/MPLS tests ran over OSPF-TE, LDP, and RSVP-TE IP/MPLS protocols.

In addition, Orckit-Corrigent participated in a number of OAM tests, with both the CM-4000 CE+T platform and the CM-11 multiservice access switch. The CM-4314 tested successfully for CFM capabilities, according to the IEEE 802.1ag standard. This included CCM, Loopback, and link-trace capabilities. The two platforms were tested for service level failure, using intra-domain service. The demonstration also included the industry’s Link Layer Discovery (LLDP) Protocol on the CM-4314 product.

The CM-11 was also tested for performance monitoring Y.1731 delay/delay variations, as well as loopback and service level failure capabilities using intra-domain services.

Lastly, Orckit-Corrigent participated in Synchronization interoperability tests, including Synchronous Ethernet on the CM-4140, CM-4206, and CM-4314 products, and both ESMC and IEEE 1588v2 on the CM-11 product.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

About EANTC
The European Advanced Networking Test Center (EANTC) offers vendor-neutral consultancy and testing services for network equipment manufacturers, service providers and enterprise customers. Primary business areas include interoperability, conformance, and performance testing for Carrier Ethernet, IP/MPLS, Triple Play and Mobile technologies and applications. For more information contact Carsten Rossenhoevel, Managing Director, at +49.30.3180595-0 or via e-mail at cross@eantc.com.
http://www.eantc.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.